UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending September 30, 2004

National Fuel Gas Company
(Name of Registered Holding Company)

6363 Main Street
Williamsville, New York 14221
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221
(716) 857-7702

ITEM 1 — ORGANIZATION CHART

Name of Reporting Co.	Energy or Gas Related	Date of Organization	State of Organization	Percentage of Voting Securities	Nature of Business Held

Omitted for the fourth fiscal quarter pursuant to Instructions for Item 1.

ITEM 2 — ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Stock	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security

        No transactions this quarter

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

        None.

ITEM 3 -ASSOCIATE TRANSACTIONS

PART 1 — TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co. Rendering Services	Associate Co. Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Roystone	Seneca Resources	Natural gas processing	$0	$0	$0	$0
Kane	Supply	Natural gas processing	$10,535	$0	$0	$10,535

Empire provided regulated natural gas transportation services to its associate companies, National Fuel Gas Distribution Corporation (“Distribution”) and National Fuel Resources, Inc., pursuant to Empire’s NYPSC tariff, but such services are “exempted transactions” pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

PART 2 — TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co. Rendering Services	Reporting Co. Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Supply	Empire	Managerial, financial, legal and other similar services.	$2,150	$0	$0	$2,150
Supply	Empire	Operational, maintenance, administrative and similar services.	$146,798	$0	$0	$146,798
Supply	Toro	Accounting and administrative services.	$1,504	$0	$0	$1,504
Supply	Horizon LFG	Accounting and administrative services.	$580	$0	$0	$580
Distribution	Empire	Operational, administrative and similar services.	$231,648	$0	$0	$231,648
Distribution	Toro	Accounting and administrative services.	$25,197	$0	$0	$25,197
Distribution	Horizon LFG	Accounting and administrative services.	$3,568	$0	$0	$3,568

ITEM 4 — SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:

      Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:

      Confidential Treatment requested pursuant to Rule 104(b)

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason For Difference in Other Investment

NONE

ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.     FINANCIAL STATEMENTS:

Balance Sheet for Horizon LFG
Income Statement for Horizon LFG
Balance Sheet for Roystone
Income Statement for Roystone
Balance Sheet for Seneca Energy
Income Statement for Seneca Energy
Balance Sheet for Model City
Income Statement for Model City
Balance Sheet for Empire
Income Statement for Empire
Balance Sheet for Kane
Income Statement for Kane	Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)

B.     EXHIBITS:

        Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions:    EXHIBIT A

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated: December 14, 2004

NATIONAL FUEL GAS COMPANY By: /s/ James R. Peterson James R. Peterson Assistant Secretary

EXHIBIT A

NATIONAL FUEL GAS COMPANY

CERTIFICATE

        The undersigned certifies that he is the duly designated and acting Assistant Secretary of National Fuel Gas Company, a New Jersey Corporation, and that the report on Form U-9C-3 for the previous quarter was filed with National Fuel Gas Company’s interested State Commissions whose names and addresses are listed below:

State of New York Public Service Commission
3 Empire State Plaza
Albany, New York 12223-1350

Pennsylvania Public Utility Commission
P.O. Box 3265
North Office Building
Harrisburg, Pennsylvania 17120

IN WITNESS WHEREOF, I have hereunto set my hand as of the 14th day of December, 2004.

/s/ James R. Peterson James R. Peterson Assistant Secretary